Dear Erin,
  As discussed we enclose herewith  proposed response letter to the Staff's  letter dated April 19, 2012 with the  disclosures in response to comment No. 2.  Please advise   whether we can file the final letter and include the revised language in the Rule 424(b) supplement after the post-effective amendment is declared effective.

  Thank you for your assistance in this matter

<<PAC - Response to SEC Comments on POSAM 2.DOC>> <<v310278_Preferred Apartment_posam_(CumulativeCPO)-Draft2.pdf>>

Peter M. Fass
Partner
Proskauer
Eleven Times Square
New York, NY 10036-8299
d 212.969.3445
f  212.969.2900
pfass@proskauer.com

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April [__], 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Michael McTiernan, Esq.

Re:	Preferred Apartment Communities, Inc. Post-Effective Amendment to Form S-11 Filed April 16, 2012 File No. 333-176604

Dear Mr. McTiernan:

On behalf of our client, Preferred Apartment Communities, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 19, 2012 (the “Comment Letter”), with respect to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 16, 2012 (No. 333-176604) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

General

1.	Please provide us an analysis as to how the following communications comply with Section 5(b)(1) of the Securities Act:

•	March 14, 2012 press release, and

•	April 2, 2012 press release.

We note that both of these communications contain information about the registered offering and therefore, the safe harbor of Securities Act Rules 168 is not available.

We advise the Staff that the Company has examined the communications set forth in this comment. In tone and substance, the press releases in question were focused on informing the market of material business developments, and indeed, in principal part, their contents covers ordinary course business matters, such as quarterly earnings results. Accordingly, we believe that the overall tone and substance demonstrate that neither the press release issued on March 14, 2012 (the “March Press Release”) nor the press release issued on April 2, 2012 (the “April Press Release”) was intended to condition the market for the Company’s securities. Given this, in our view, neither press release constituted and “offer” as defined in Section 2(a)(3), nor a “prospectus,” as such term is defined in Section 2(a)(10), of the Securities Act of 1933, as amended (the “Securities Act”).

The Commission has stated that a communication may constitute an “offer” in violation of Section 5 of the Securities Act if it has “the effect of conditioning the public mind or arousing public interest in the issuer or in its securities . . . .” Guidelines for the Release of Information by Issuers Whose Securities Are in Registration, Release No. 33-5180 (Aug 16, 1971) (the “1971 Release”), at 1.

As you note, the press releases do address the Company’s pending Registration Statement as a material business development. In addition to factual information about the Company’s quarterly earnings results, the March Press Release contains a paragraph providing historical information about the Registration Statement. Issuers are encouraged to share factual business information, and to keep shareholders informed, including but not limited to “factual business and financial developments.” 1971 Release, at 2. The information in the March Press Release about the pending registered offering includes factual procedural information about the offering that had been publicly available on Edgar for quite a long time, and had already been included in the prospectus. The information about the offering was relevant to the overall subject matter of the March Press Release—financial developments that occurred during the quarter. Finally, the March Press Release includes a legend stating that the release “shall not constitute an offer to sell or a solicitation of an offer to buy the securities offered by the Company.”

Given the overall context and substance of the paragraph on the registration process, we believe that any risk is remote that the paragraph in question could have the effect of “conditioning the public mind,” or “arousing the public interest” in the offering.

Along the same lines, the April Press Release included factual information about a previously announced financing initiative, which had also been previously publicly disclosed and included in the prospectus. In the April Press Release, however, the Company did announce that it had raised sufficient proceeds to break escrow, information that had not been previously disclosed. Breaking of escrow, however, in our view, is factual information about a “financial development” that is of interest to all of the Company’s public shareholders, and material to the status of the Company’s liquidity and capital financing arrangements. The breaking of escrow is a procedural point, not information that would be material in a making a decision to invest. While, in theory, this fact might suggest to an investor that their investment is more secure because financing arrangements were successful, it could not be a central factor in evaluating the merits of the investment, particularly for a company at the Company’s stage of development. Although the communication of the same information under other circumstances could tend to “condition the public mind,” the context here demonstrates otherwise. The tone and substance of the April Press Release, like the March Press Release, demonstrates an intent to provide the market with material information about a business and financial development, rather than an intent to condition the market. The April Press Release, furthermore, contained a legend similar to that included in the March Press Release. Under the circumstances, we believe that the risk that the April Press Release conditioned the market is remote.

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In hindsight, however, the Company would not have issued the press releases in the same form and substance under the same circumstances. It has instituted a new communications compliance program, including the review of all press releases by securities counsel, and undertakes to ensure that all future press releases will be fully compliant with the federal securities laws.

Supplement No.1 dated April 13, 2012

2.	Please revise the distribution table on page S-1 to include a column showing cash flow from operations for the period presented. In addition, in the table or in the accompanying narrative, please provide a comparison of total distributions paid in the fiscal year and earnings or FFO. To the extent your cash flow from operations and/or earnings are not sufficient to cover the distributions paid in the fiscal year, please include a risk factor in the supplement that discloses the percentage shortfall and address the dilutive risk of distributions that are funded from financings.

We advise the Staff that the distribution table on page S-1 has been revised to include a column showing cash flow from operations for the periods presented. Additionally, disclosure has been added in the narrative following the distribution table that provides a comparison of total distributions paid in fiscal 2011 and cash flow from operations during such period, as well as the FFO for such period. Lastly, the risk factor on page 28 of the prospectus relating to paying distributions from sources other than cash flow from operations has been updated to disclose the shortfall of cash flow from operations to dividends paid for the twelve-month period ended December 31, 2011 and to clarify the dilution risk to stockholders if the Company sells additional shares of common stock or securities convertible or exercisable into shares of common stock to third party investors to fund distributions.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.

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